Dawson James Securities, Inc.

101 North Federal Highway, Suite 600

Boca Raton, Fl 33432

February 14, 2025

VIA EDGAR CORRESPONDENCE

U.S. Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549

Re:	Petros Pharmaceuticals, Inc. Registration Statement on Form S-1/A
File No. 333-284495

Ladies and Gentlemen:

Reference is made to our letter, filed as correspondence via EDGAR on February 11, 2025, in which we requested the acceleration of the effective date of the above-referenced Registration Statement for 4:00 p.m., Eastern Time, on February 12, 2025, or as soon thereafter as practicable, in accordance with Rule 461 under the Securities Act of 1933, as amended.

We are no longer requesting that such Registration Statement be declared effective at this time and we hereby formally withdraw our request for acceleration of that effective date.

If you require any additional information with respect to this letter, please contact Ali Panjwani at (212) 326-0820 of Pryor Cashman LLP.

Very truly yours,

DAWSON JAMES SECURITIES, INC.

By:	/s/ Robert D. Keyser, Jr.
Robert D. Keyser, Jr.
Chief Executive Officer

cc:	M. Ali Panjwani, Esq.
Pryor Cashman LLP